November 15, 2013

VIA ELECTRONIC TRANSMISSION

Securities & Exchange Commission

Public Filing Desk

100 F Street, N.E.

Washington, D.C. 20549

Re:

Northern Lights Fund Trust, File Nos. 333-122917 and 811-21720

Dear Sir/Madam:

On behalf of Northern Lights Fund Trust, a registered investment company (the “Trust” or the “Registrant”), we hereby submit, via electronic filing, Post-Effective Amendment No. 558 to the Trust’s Registration Statement under the Securities Act of 1933.  The Amendment is filed pursuant to Rule 485(a) promulgated under the Securities Act of 1933.  The main purpose of this filing is to add one new fund to the Trust: Giralda Risk-Managed Growth Fund.

The Registrant believes that the Prospectus and Statement of Additional Information of the Giralda Risk-Managed Growth Fund is substantially similar to the Prospectus and Statement of Additional Information of the Giralda Fund dated October 25, 2013, which was previously reviewed by the Commission’s staff, except that (1) the Giralda Risk-Managed Growth Fund offers Class A shares and thus includes appropriate references to Class A shares in both the Prospectus and Statement of Additional Information, (2) the Giralda Risk-Managed Growth Fund’s Prospectus references the Giralda Fund’s prior performance information in the section entitled “Portfolio Manager's Prior Performance Information”, and (3) the Prospectus and Statement of Additional Information for Giralda Risk-Managed Growth Fund includes minor updating information.

Based upon the preceding and pursuant to Securities Act Release No. 6510 and Investment Company Release No. 13768 (February 15, 1984), the Registrant has authorized us to request, on its behalf, selective review of the above referenced Registration Statement.  The Registrant has also requested that we notify you that we intend to request acceleration of the effective date of the Amendment by separate letter.

The Registrant has authorized Thompson Hine LLP to convey to you that the Registrant acknowledges the following:

1.

The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings reviewed by the staff;

2.

Staff comments or changes to disclosure in response to staff comments in a filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing;

3.

The Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions concerning this filing, please contact JoAnn M. Strasser at (614) 469-3265 or Parker D. Bridgeport at (614) 469-3238.

Very truly yours,

/s/ Thompson Hine LLP

Thompson Hine LLP